

17018292

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Financial Group, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8658 Business Park Drive, Suite 200
(No. and Street)

Shreveport	LA	71105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Lewis, III — 318-797-0447
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas C. Lewis, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Financial Group, L.C., as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title



KAREN ERB
Notary Public
State of Louisiana
Notary ID # 92163
Caddo Parish

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Lewis Financial Group, L.C.

We have audited the accompanying statement of financial condition of Lewis Financial Group, L.C. as of June 30, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Financial Group, L.C. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Lewis Financial Group, L.C.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 21, 2017

LEWIS FINANCIAL GROUP, L.C.
Statement of Financial Condition
June 30, 2017

Assets

Cash	$	68,349
Commissions receivable		35,122
Prepaid expense		1,700
Clearing deposit		10,000
TOTAL ASSETS	$	115,171

Liabilities and Members' Equity

Liabilities

Commissions payable	$	2,801
Accrued expenses		3,961
Total Liabilities		6,762
Members' Equity		108,409
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	115,171

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Statement of Income
June 30, 2017

Revenue	
Securities commissions	$ 774
Mutual fund commissions	171,354
Variable annuity commissions	185,582
Insurance commissions	38,406
Total Revenue	396,116
Expenses	
Compensation and related costs	90,525
Clearing costs	11,651
Communications	16,623
Donations	12,232
Insurance	2,686
Occupancy	23,404
Promotion	12,775
Professional fees	10,300
Regulatory fees	2,973
Travel and entertainment	21,821
Other expenses	8,949
Total Expenses	213,939
NET INCOME	$ 182,177

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Statement of Changes in Members' Equity
June 30, 2017

Members' equity, June 30, 2016	$	65,232
Net income		182,177
Distributions to managing member		(139,000)
Members' equity, June 30, 2017	$	108,409

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Statement of Cash Flows
June 30, 2017

Cash Flows From Operating Activities	
Net income	$ 182,177
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities	
Increase in commissions receivable	(1,484)
Increase in prepaid expense	(1,700)
Decrease in commissions payable	(953)
Decrease in accrued expenses	(1,512)
Net cash provided by operating activities	176,528
Cash Flows From Financing Activities	
Distributions to managing member	(139,000)
Net cash used in financing activities	(139,000)
Net increase in cash	37,528
Cash at beginning of year	30,821
CASH AT END OF YEAR	$ 68,349

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Notes to Financial Statements
June 30, 2017

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Lewis Financial Group, L.C. (Company) was organized in May 1994 as a Louisiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is located in Shreveport, Louisiana.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all securities transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily in securities brokerage and insurance sales. The majority of the Company's customers are individuals located in northwest Louisiana.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Revenue Recognition

Securities and mutual fund commisisons and the related expenses are recorded on a trade date basis as transactions occur. Mutual fund trail fees are accrued as earned.

Variable annuity and insurance commissions are recorded when initial contracts are funded by the customer and accepted by the insurance company. Variable annuity trail fees and insurance renewal commissions are accrued as earned on contracts that remain in force.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's taxable income or loss is allocated among the members in accordance with their ownership interest in the Company.

As of June 30, 2017, open federal tax years include the tax years June 30, 2014 through June 30, 2016.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $74,900, which was $69,900, in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1.

Note 3 - Transactions with Clearing Broker-Dealer and Commitment

The Company has a clearing agreement with a clearing broker-dealer, to provide clearing, execution and other related securities services. The agreement requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker-dealer. The clearing agreement also requires a monthly minimum clearing charge of $1,000 per month.

Note 4 - Related Party Transactions/Concentration of Revenue/Economic Dependency

The managing member, a registered securities representative of the Company, generated approximately 95% of the Company's revenue. In lieu of compensation, the managing member received capital distributions of $139,000 during the year. The Company is economically dependent on the managing member.

Note 5 - Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable of $26,398 due from a national insurance company, which represents approximately 75% of commissions receivable and 23% of total assets.

Note 6 - Office Lease

The Company currently leases office space for $1,100 per month on a month-to-month basis. Rent expense totaled $13,200 for the year ended June 30, 2017.

Note 7 - Subsequent Events

Distributions of $10,000 and $10,000 were made to the managing member during July 2017 and August 2017, respectfully.

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2017, through August 21, 2017, the date which the financial statements were available to be issued.

Schedule I

LEWIS FINANCIAL GROUP, L.C.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2017

Net Capital Computation

Total members' equity qualified for net capital	$	108,409
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		33,509
Total deductions and/or charges		33,509
Net Capital	$	74,900
Aggregate indebtedness		
Commissions payable	$	2,801
Accrued expenses		3,961
Total aggregate indebtedness	$	6,762
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	69,900
Ratio of aggregate indebtedness to net capital		.09 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2017 as filed by Lewis Financial Group, L.C. on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

LEWIS FINANCIAL GROUP, L.C.
Supplementary Information Pursuant to Rule 17a-5
June 30, 2017

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Lewis Financial Group, L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lewis Financial Group, L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lewis Financial Group, L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii) (the "exemption provisions") and (2) Lewis Financial Group, L.C. stated that Lewis Financial Group, L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Lewis Financial Group, L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lewis Financial Group, L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 21, 2017



LEWIS FINANCIAL GROUP, L.C.

Member FINRA/SIPC

EXEMPTION REPORT

Lewis Financial Group, L.C., (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

LEWIS FINANCIAL GROUP, L.C.

I, Thomas C. Lewis, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Thomas C. Lewis

Title: Managing Member

August 21, 2017

8658 BUSINESS PARK DR., SUITE 200 • SHREVEPORT, LOUISIANA 71105-5660 • (318) 797-0447 • FAX (318) 797-0847
CRAIGLEWIS@LEWISFINANCIALGROUP.COM • WWW.LEWISFINANCIALGROUP.COM



LEWIS FINANCIAL GROUP, L.C.

Member FINRA/SIPC

August 23, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

VIA FEDERAL EXPRESS
TRACKING NO. 7700 8942 2370

SEC
Mail Processing
Section
AUG 25 2017
Washington DC
408

RE: Annual Audit – BD #36673

Annual Audit Department:

Attached are the following required documents for filing the annual audit for Lewis Financial Group, L.C.:

1.) FOCUS Form X-17A-5, Part III Facing Page
2.) Audited Financial Statements as of June 30, 2017
3.) Report of Independent Registered Public Accounting Firm

If additional information is required, please advise.

Sincerely,

LEWIS FINANCIAL GROUP, L.C.

Securities and Exchange Commission
Trading and Markets
AUG 28 2017
RECEIVED



By: T. Craig Lewis, III
President and Principal

TCLIII/kme

Enclosures

8658 BUSINESS PARK DR., SUITE 200 • SHREVEPORT, LOUISIANA 71105-5660 • (318) 797-0447 • FAX (318) 797-0847
CRAIGLEWIS@LEWISFINANCIALGROUP.COM • WWW.LEWISFINANCIALGROUP.COM